Exhibit 3.120

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:36 PM 06/26/2006
FILED 09:22 PM 06/26/2006
SRV 060613897 – 4181580 FILE
CERTIFICATE OF FORMATION
OF
ALLIED WASTE TRANSFER SERVICES OF ARIZONA, LLC
1.	The name of the limited liability company is: Allied Waste Transfer Services of Arizona, LLC

2.	The limited liability company is to be managed by one member: Allied Waste North America, Inc.

3.	The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Allied Waste Transfer Services of Arizona, LLC this 28th day of June, 2006.

ALLIED WASTE NORTH AMERICA INC.
a Delaware corporation, Sole Member

By:	/s/ Jo Lynn White Jo Lynn White
Assistant Secretary